BNY Mellon Investment Adviser, Inc.
240 Greenwich Street
New York, NY 10286

April 21, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Anu Dubey

Re:	Filings pursuant to Rule 485(b)(1)(vii)

Ladies and Gentlemen:

On behalf of the investment companies (each, a "Registrant") listed on Exhibit A (and, where applicable, their series listed on Exhibit A (each, a "Fund")), we request permission from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to allow each Registrant to file a post-effective amendment to its registration statement on Form N-1A (a "Replicate filing") pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the "Securities Act"), to (i) add disclosure regarding variations in sales loads available to investors who purchase Class A or Class C shares of the Funds on the Edward Jones commission and fee-based platforms or through a Janney Montgomery Scott LLC brokerage account (the "New Sales Load Variations"), and (ii) move all disclosure regarding variations in sales loads for certain intermediaries to an appendix to the statutory prospectus (the "Appendix"). In connection with this request, please note that, on February 24, 2020, BNY Mellon Active MidCap Fund, a series of BNY Mellon Strategic Funds, Inc. (File Nos. 2-88816; 811-03940) filed a post-effective amendment to its registration statement on Form N-1A (the "Template filing") pursuant to Rule 485(a)(1) under the Securities Act adding the New Sales Load Variations and the Appendix.

In Investment Company Act Release No. 20486 (August 17, 1994) regarding amendments to the procedures of the Commission for filing post-effective amendments (the "Release"), the Commission adopted paragraph (b)(1)(vii) (formerly (b)(1)(ix)) under Rule 485. The provision allows the Commission, on a discretionary basis, to permit certain types of post-effective amendments not otherwise eligible to be filed under Rule 485(b) to become automatically effective under Rule 485(b). Footnote 9 of the Release indicates that amendments containing substantially identical revisions filed by a number of funds in a fund complex may be filed under Rule 485(b) if the Staff had previously had an opportunity to review the disclosure in an amendment filed under Rule 485(a).

We are requesting that the Staff grant the requested relief prior to the effective date of the Template filing, as contemplated by Mutual Fund Fee Structures, IM Guidance Update 2016-06 (December 2016). In addition, pursuant to FAQ No. 1 of Frequently Asked Questions on IM Guidance Update 2016-06 (Mutual Fund Fee Structures) we plan to implement the New Sales Load Variations by making a filing under Rule 497, followed by a Rule 485(b) filing, for Funds that are implementing the New Sales Load Variations and that would not have otherwise needed to amend their registration statements prior to implementing sales load variations. Specifically, we wish to make filings pursuant to Rule 497 on or about May 1, 2020.

In connection with our request, each Registrant hereby makes the following representations:

•	the disclosure changes in the Template filing are substantially identical to disclosure changes that will be made in the Replicate filings;

•	the Replicate filings will incorporate changes made to the disclosure included in the Template filing to resolve any staff comments thereon; and

•	the Replicate flings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b).

Very truly yours,

/s/ Jeff S. Prusnofsky

Jeff S. Prusnofsky, Vice President and Assistant Secretary of each Registrant listed on Exhibit A

EXHIBIT A

Registrants and Funds	File Numbers	FYE

—BNY Mellon Advantage Funds, Inc.	33-51061; 811-07123
—BNY Mellon Global Dynamic Bond Income Fund		10/31
—BNY Mellon Global Real Return Fund		10/31
—BNY Mellon Opportunistic Midcap Value Fund		8/31
—BNY Mellon Dynamic Value Fund		8/31
—BNY Mellon Structured Midcap Fund		8/31
—BNY Mellon Technology Growth Fund		8/31
—BNY Mellon Dynamic Total Return Fund		10/31

—BNY Mellon Absolute Insight Funds, Inc.	333-202460; 811-23036
—BNY Mellon Broad Opportunities Fund		10/31
—BNY Mellon Core Plus Fund		4/30

—BNY Mellon Funds Trust	333-34844; 811-09903
—BNY Mellon Income Stock Fund		8/31

—BNY Mellon Investment Funds II, Inc.	333-192305; 811-22912
—BNY Mellon Alternative Diversifier Strategies Fund		10/31
—BNY Mellon Global Emerging Markets Fund		10/31
—BNY Mellon Yield Enhancement Strategy Fund		10/31

—BNY Mellon International Securities Funds, Inc.	33-58248; 811-07502
—BNY Mellon Emerging Markets Securities Fund		5/31

—BNY Mellon Investment Funds I	33-08214; 811-04813
—BNY Mellon Diversified Emerging Markets Fund		9/30
—BNY Mellon International Equity Fund		9/30
—BNY Mellon Global Fixed Income Fund		12/31
—BNY Mellon Tax Sensitive Total Return Bond Fund		9/30
—BNY Mellon Small/Mid Cap Growth Fund		9/30
—BNY Mellon Small Cap Value Fund		9/30

—BNY Mellon Investment Funds IV, Inc.	33-16338; 811-05202
—BNY Mellon Floating Rate Income Fund		8/31
—BNY Mellon Tax Managed Growth Fund		10/31

—BNY Mellon Investment Funds III	33-43846; 811-00524
—BNY Mellon Equity Income Fund		5/31
—BNY Mellon Global Equity Income Fund		10/31
—BNY Mellon High Yield Fund		12/31
—BNY Mellon International Bond Fund		10/31

—BNY Mellon Investment Funds VI	333-104120; 811-21327
—BNY Mellon Balanced Opportunity Fund		11/30

—BNY Mellon Opportunistic Municipal Securities Fund	33-07496; 811-04764	4/30

—BNY Mellon Municipal Funds, Inc.	33-42162; 811-06377
—BNY Mellon AMT-Free Municipal Bond Fund		8/31
—BNY Mellon High Yield Municipal Bond Fund		8/31

—BNY Mellon New Jersey Municipal Bond Fund, Inc.	33-19655; 811-05454	12/31

—BNY Mellon New York AMT-Free Municipal Bond Fund	33-07497; 811-04765	11/30

—BNY Mellon Opportunity Funds	333-34474; 811-09891
—BNY Mellon Natural Resources Fund		9/30
—BNY Mellon Japan Womenomics Fund		7/31
—BNY Mellon Strategic Beta Emerging Markets Equity Fund		10/31

—BNY Mellon California AMT-Free Municipal Bond Fund, Inc.	2-84105; 811-03757	5/31

—BNY Mellon U.S. Mortgage Fund, Inc.	2-95553; 811-04215	4/30

—BNY Mellon Investment Funds V, Inc.	33-44254; 811-06490
—BNY Mellon Diversified International Fund		10/31
—BNY Mellon Global Real Estate Securities Fund		10/31
—BNY Mellon Large Cap Equity Fund		12/31
—BNY Mellon Large Cap Growth Fund		12/31

—BNY Mellon Short-Intermediate Municipal Bond Fund	33-11752; 811-05021	3/31

—BNY Mellon Research Growth Fund, Inc.	002-33733; 811-01899	2/28(29)

—BNY Mellon Worldwide Growth Fund, Inc.	33-58282; 811-07512	10/31

—BNY Mellon State Municipal Bond Funds	33-10238; 811-04906
—BNY Mellon Connecticut Fund		4/30
—BNY Mellon Massachusetts Fund		4/30
—BNY Mellon Pennsylvania Fund		4/30

—BNY Mellon Stock Funds	333-100610; 811-21236
—BNY Mellon International Core Equity Fund		9/30
—BNY Mellon International Small Cap Fund		10/31

—BNY Mellon Sustainable U.S. Equity Fund, Inc.	2-40341; 811-02192	5/31

—BNY Mellon Strategic Funds, Inc.	2-88816; 811-03940
—BNY Mellon Select Managers Small Cap Growth Fund		5/31
—BNY Mellon Select Managers Small Cap Value Fund		11/30
—BNY Mellon U.S. Equity Fund		11/30
—BNY Mellon Global Stock Fund		11/30
—BNY Mellon International Stock Fund		11/30

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